Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

Writer’s Direct Line (704) 362-6345

'CORRESP'

                                                                                                                                                                                                                                                                                                                                                                                                                April 5, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:
Jay E. Ingram, Legal Branch Chief
Sergio Chinos, Staff Attorney

Re:
Level Brands, Inc. (the "Company")
Registration Statement on Form S-3
Filed December 13, 2018, as amended
on April 4, 2019
File No. 333-228773

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Tuesday, April 9, 2019, at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel Pearlman Law Group LLP by calling Brian A. Pearlman, Esq. at (954) 632-4564.

Thank you.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer and Chief Operating Officer

cc:
Brian A. Pearlman, Esq.